Exhibit 3.3

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

CONTAINING THE

STATEMENT OF RIGHTS AND PREFERENCES OF THE

15% SENIOR REDEEMABLE CONVERTIBLE CUMULATIVE PREFERRED STOCK

OF

INFRASTRUX GROUP, INC.

These Articles of Amendment containing the Statement of Rights and Preferences of the 15% Senior Redeemable Convertible Cumulative Preferred Stock of InfrastruX Group, Inc., a Washington corporation (the “Corporation”), are herein executed by the Corporation, pursuant to the provisions of RCW 23B.01.200 and RCW 23B.06.020, as follows:

1.	The name of the Corporation is InfrastruX Group, Inc.

2.	The text of the amendment determining the terms of the 15% Senior Redeemable Convertible Cumulative Preferred Stock of the Corporation is attached as Exhibit A which is incorporated herein by this reference.

3.	The date of the adoption of the amendment by the Board of Directors was October 13, 2009.

4.	The amendment was duly adopted by the Board of Directors of the Corporation and no approval by the shareholders was required.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment in an official and authorized capacity under penalty of perjury as of October 13, 2009.

INFRASTRUX GROUP, INC.

By:	/s/ Douglas Madison
Douglas Madison Its: Secretary

EXHIBIT A

INFRASTRUX GROUP, INC.

20,000 Shares

15% Senior Redeemable Convertible Cumulative Preferred Stock

Statement of Rights and Preferences

C. Preferred Stock.

1.	Designation.

Twenty thousand (20,000) shares of the authorized and unissued Preferred Stock of this Corporation are hereby designated “15% Senior Redeemable Convertible Cumulative Preferred Stock” (the “Senior Preferred Stock”) with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to “Sections” or “Subsections” in this Part C of this Article II refer to sections and subsections of this Part C of this Article II. Capitalized terms not expressly defined in the text shall have the meanings set forth in Section 14. The liquidation preference of the Senior Preferred Stock shall be $1,000.00 per share as of the Preferred Stock Issue Date.

2.	Rank.

The Senior Preferred Stock shall, with respect to dividends and distributions upon the liquidation, winding up or dissolution of the Corporation, rank senior to all classes of Corporation Common Stock and to each other class of Capital Stock or series of Preferred Stock now or hereafter created by the Board of Directors, the terms of which do not expressly provide that it ranks senior to or on a parity with the Senior Preferred Stock as to dividends and distributions upon the liquidation, winding up or dissolution of the Corporation (collectively referred to with the Corporation Common Stock as “Junior Securities”). The Senior Preferred Stock shall, with respect to dividends and distributions upon the liquidation, winding up or dissolution of the Corporation, rank on a parity with any class of Capital Stock or series of Preferred Stock hereafter created which expressly provides that it ranks on a parity with the Senior Preferred Stock as to dividends and distributions upon the liquidation, winding up or dissolution of the Corporation (“Parity Securities”); provided, that any such Parity Securities that were not (but were required to be) approved by the Holders of shares of Senior Preferred Stock in accordance with Section 6(b)(i) hereof shall be deemed to be Junior Securities and not Parity Securities. The Senior Preferred Stock shall, with respect to dividends and distributions upon the liquidation, winding up or dissolution of the Corporation, rank junior to each class of Capital Stock or series of Preferred Stock now or hereafter created which has been approved by the Holders of shares of Senior Preferred Stock in accordance with Section 6(b)(ii) hereof and which expressly provides that it ranks senior to the Senior Preferred Stock as to dividends and distributions upon the liquidation, winding up or dissolution of the Corporation (collectively referred to as “Senior Securities”).

3.	Dividends.

(a)        Beginning on the Preferred Stock Issue Date, the Holders of the outstanding shares of Senior Preferred Stock shall be entitled to receive, on each share of Senior Preferred Stock, dividends at a rate per annum equal to 15% of the liquidation preference as of the first day of the applicable Dividend Period (as such liquidation preference may be adjusted from time to time as hereinafter provided) per share of the Senior Preferred Stock. Dividends on the Senior Preferred Stock shall begin to accrue and be cumulative from the Preferred Stock Issue Date, whether or not the Corporation has funds legally available for such dividends or such dividends are declared, shall compound on each Dividend Payment Date to the extent not paid on such date (i.e., no dividends shall accrue on other dividends unless and until the first Dividend Payment Date for such other dividends has passed without such other dividends having been paid on such date) and shall be payable in arrears on the first Dividend Payment Date after such Dividend Period. Each distribution shall be payable to the Holders of shares of Senior Preferred Stock of record as they appear on the stock books of the Corporation on such record dates, not less than 10 nor more than 45 days preceding the related Dividend Payment Date, as shall be fixed by the Board of Directors from time to time. Dividends shall cease to accumulate in respect of shares of the Senior Preferred Stock on the date of their redemption unless the Corporation shall have failed to pay the relevant redemption price on the date fixed for redemption. Not more than 30 days after a Dividend Payment Date, written notice of the amount of the dividend per share paid or accumulated shall be given by first-class mail, postage prepaid, to each Holder of shares of Senior Preferred Stock of record, on the record date fixed by the Board of Directors for payment of such dividend or, if no record date was fixed, the Dividend Payment Date, at such Holder’s address as the same appears on the stock books of the Corporation. No cash dividends may be paid prior to the Earliest Redemption Date. Cash dividends payable pursuant to this Section 3(a) (subject to contractual and other restrictions with respect thereto, including restrictions imposed by the Credit Facility for so long as obligations or commitments are outstanding thereunder, and the legal availability of funds therefor) shall be paid only to the extent the Corporation has funds legally available for such payment and when, as and if the Board of Directors declares a dividend payable. Dividends not paid in cash shall be added to the liquidation preference.

Dividends accrued or payable on shares of the Senior Preferred Stock for any year shall be computed on the basis of a 360-day year of twelve 30-day months, and dividends accrued or payable on shares of the Senior Preferred Stock for any period less than a year shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in the period for which payable. If any Dividend Payment Date occurs on a day that is not a Business Day, any accrued dividends otherwise payable on such Dividend Payment Date shall be paid on the next succeeding Business Day.

(b)        Dividends in connection with any optional redemption pursuant to Section 5(a) hereof may be declared and paid (subject to contractual and other restrictions with respect thereto, including restrictions imposed by the Credit Facility for so long as obligations or commitments are outstanding thereunder, and the legal availability of funds therefor) at any time after the Earliest Redemption Date, without reference to any regular Dividend Payment Date, to Holders of shares of Senior Preferred Stock of record on such date not more than 45 days prior to the payment thereof, as may be fixed by the Board of Directors.

(c)        No full dividends shall be declared by the Board of Directors or paid or funds set apart for payment of dividends by the Corporation on any Parity Securities for any period unless full cumulative dividends shall have been or contemporaneously are declared and paid in full pursuant to Section 3(a), or declared and (in the case of dividends payable in cash) a sum in cash is set apart sufficient for such payment, on the Senior Preferred Stock for all Dividend Periods terminating on or prior to the date of payment of such full dividends on such Parity Securities. If any dividends are not paid in full, as aforesaid, upon the shares of the Senior Preferred Stock and any other Parity Securities, all dividends declared upon shares of the Senior Preferred Stock and any other Parity Securities shall be declared pro rata based on the then relative liquidation preference of the Senior Preferred Stock and such Parity Securities. So long as any shares of the Senior Preferred Stock are outstanding, the Corporation shall not make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Parity Securities or any warrants, rights, calls or options exercisable for or convertible into any Parity Securities, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any Parity Securities or any such warrants, rights, calls or options unless full dividends determined in accordance herewith on the Senior Preferred Stock shall have been paid or contemporaneously are declared and paid in full pursuant to Section 3(a).

(d)        The Holders of shares of the Senior Preferred Stock shall be entitled to receive the dividends provided for in Section 3(a) hereof in preference to and in priority over any dividends upon any Junior Securities.

(e)        So long as any shares of Senior Preferred Stock are outstanding, the Corporation shall not (1) declare, pay or set apart for payment any dividend on any Junior Securities or make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Junior Securities or any warrants, rights, calls or options exercisable for or convertible into any Junior Securities (other than the repurchase, redemption or other acquisition or retirement for value of Junior Securities solely in exchange for Junior Securities and other than the repurchase, redemption or other acquisition or retirement for value of Junior Securities (and any warrants, rights, calls or options exercisable for or convertible into such Junior Securities) held by employees of or consultants or advisors to the Corporation or any of its Subsidiaries, which repurchase, redemption or other acquisition or retirement shall have been approved by a majority of the Board of Directors), or (2) make any distribution in respect of any Junior Securities or any warrants, rights, calls or options exercisable for or convertible into any Junior Securities, either directly or indirectly, and whether in cash, obligations or shares of the Corporation or other property (other than distributions or dividends in Junior Securities to the holders of Junior Securities), or (3) permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any Junior Securities or any such warrants, rights, calls or options, unless, in any such case, full cumulative dividends determined in accordance herewith have been paid in full in cash on the Senior Preferred Stock (such payment to be deemed to have been made in cash for purposes of this provision even if dividends had theretofore been paid by increasing the then liquidation preference of the Senior Preferred Stock if (x) there are no arrears in the payment of dividends on the Senior Preferred Stock for any past Dividend Period and (y) the aggregate liquidation preference then in effect of all outstanding shares of Senior Preferred Stock does not exceed the initial aggregate liquidation preference for such shares) and all other redemption or repayment obligations in respect of the Senior Preferred Stock have been paid in full in cash.

(f)        So long as any shares of Senior Preferred Stock are outstanding, the Holders of Senior Preferred Stock shall be entitled to participate in all dividends declared with respect to Corporation Common Stock, and any such dividends will be paid to the holders of Corporation Common Stock and the Holders of Senior Preferred Stock then outstanding pro rata in accordance with the number of shares of Corporation Common Stock then outstanding plus the total number of shares of Corporation Common Stock issuable to the Holders of Senior Preferred Stock if the then outstanding shares of Senior Preferred Stock had been converted into Corporation Common Stock immediately prior to such dividend payment on Corporation Common Stock at the then applicable Conversion Price (as defined below).

4.	Liquidation Preference.

(a)        Subject to the priority of any Senior Securities, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the Holders of shares of Senior Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its shareholders, $1,000.00 per share of Senior Preferred Stock plus (i) all accumulated and unpaid dividends provided in Section 3(a) and (ii) any accrued dividends for the current Dividend Period (including an amount equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the date fixed for liquidation, dissolution or winding up to the date fixed for liquidation, dissolution or winding up) (collectively, the “liquidation preference”), before any payment shall be made or any assets distributed to the holders of any Junior Securities, including Corporation Common Stock. In connection with any redemption of Senior Preferred Stock under Section 5, clause (ii) of the term “liquidation preference” as used in such sections shall instead mean and include any accrued dividends for the current Dividend Period (including an amount equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the Redemption Date to the Redemption Date). If the assets of the Corporation are not sufficient to pay in full the liquidation payments payable to the Holders of outstanding shares of the Senior Preferred Stock and the holders of all outstanding Parity Securities, then the holders of all such shares shall share equally and ratably in such distribution of assets of the Corporation in accordance with the amounts which would be payable on such distribution if the amount to which the Holders of outstanding shares of Senior Preferred Stock and the holders of outstanding shares of all Parity Securities are entitled were paid in full.

(b)        After payment in accordance with Section 4(a) has been made in full, or funds necessary for such payment have been set aside by the Corporation so as to be available for such payment, any assets remaining available for distribution will be distributed to the holders of Corporation Common Stock and the Holders of Senior Preferred Stock then outstanding pro rata in accordance with the number of shares of Corporation Common Stock then outstanding plus the total number of shares of Corporation Common Stock issuable to the Holders of Senior Preferred Stock if the then outstanding shares of Senior Preferred Stock had been converted into Corporation Common Stock immediately prior to such distribution at the then applicable Conversion Price (as defined below).

(c)        For the purposes of this Section 4, neither the consolidation nor merger of the Corporation with or into one or more corporations or other entities shall be deemed to be a liquidation, dissolution or winding up of the affairs of the Corporation.

5.	Redemption.

(a)        Mandatory Redemption.

(i)	On the Earliest Redemption Date, the Corporation shall redeem, in the manner provided in Section 5(b) hereof, the number of outstanding shares of the Senior Preferred Stock that can be redeemed, subject to contractual and other restrictions with respect thereto, including restrictions imposed by the Credit Facility for so long as obligations or commitments are outstanding thereunder, and the legal availability of funds therefor, at a redemption price equal to 100% of the aggregate liquidation preference (as then in effect) per share.

(ii)

In the event of a redemption pursuant to Section 5(a)(i) hereof of only a portion of the then outstanding shares of the Senior Preferred Stock, the Corporation shall, on each Secondary Redemption Date (for so long as any shares of Senior Preferred Stock are outstanding), redeem, in the manner provided in Section 5(b) hereof, the number of outstanding shares of the Senior Preferred Stock that can be redeemed, subject to contractual and other restrictions with respect thereto, including restrictions imposed by the Credit Facility for so long as obligations or commitments are outstanding thereunder, and the legal availability of funds therefor, at a redemption price equal to 100% of the aggregate liquidation preference (as then in effect) per share.

(iii)	In the event of a redemption pursuant to Section 5(a)(i) or 5(a)(ii) hereof of only a portion of the then outstanding shares of the Senior Preferred Stock, the Corporation shall effect such redemption pro rata according to the number of shares held by each Holder of shares of Senior Preferred Stock.

(b)        Procedures for Redemption.

(i)	At least 30 days and not more than 60 days prior to the date fixed for any redemption of the Senior Preferred Stock, written notice (the “Redemption Notice”) shall be given by first-class mail, postage prepaid, to each Holder of shares of Senior Preferred Stock to be redeemed, at such Holder’s address as the same appears on the stock register of the Corporation; provided, that no failure to give such notice nor any deficiency therein shall affect the validity of the procedure for the redemption of any shares of Senior Preferred Stock to be redeemed except as to the Holder or Holders to whom the Corporation has failed to give said notice or except as to the Holder or Holders whose notice was defective. The Redemption Notice shall state: (1) the redemption price per share; (2) whether all or less than all of the outstanding shares of the Senior Preferred Stock are to be redeemed and the total number of shares of the Senior Preferred Stock being redeemed; (3) the number of shares of Senior Preferred Stock held by the Holder that the Corporation intends to redeem; (4) the date fixed for redemption; (5) that the Holder is to surrender to the Corporation, at the place or places where certificates for shares of Senior Preferred Stock are to be surrendered for redemption, in the manner and at the place designated, such Holder’s certificate or certificates representing the shares of Senior Preferred Stock to be redeemed; and (6) that dividends on the shares of the Senior Preferred Stock to be redeemed shall cease to accrue on and after such Redemption Date unless the Corporation defaults in the payment in full of the redemption price. A Redemption Notice may not be conditional.

(ii)	Each Holder of shares of Senior Preferred Stock shall surrender to the Corporation the certificate or certificates representing its shares of Senior Preferred Stock to be redeemed, duly endorsed, in the manner and at the place designated in the Redemption Notice, and on the Redemption Date the full redemption price for such shares shall be payable in cash to the Person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled and retired. In the event that less than all of the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

(iii) Unless the Corporation defaults in the payment in full of the redemption price, dividends on the shares of Senior Preferred Stock called for redemption shall cease to accumulate on the Redemption Date, and the Holders of such shares shall cease to have any further rights with respect thereto on the Redemption Date, other than the right to receive the redemption price, without interest.

6.	Voting Rights.

(a)        The Holders of shares of the Senior Preferred Stock, except as otherwise required under Washington law, other applicable law or as set forth in Section 6(b) below, shall not be entitled or permitted to vote on any matter required or permitted to be voted upon by the shareholders of the Corporation.

(b)

(i)     So long as any shares of the Senior Preferred Stock are outstanding, the Corporation shall not authorize or issue any class or series of Parity Securities without the affirmative vote or consent of the Holders of at least a majority of the outstanding shares of Senior Preferred Stock, voting or consenting, as the case may be, separately as one voting group, given in person or by proxy, either in writing or by resolution adopted at an annual or special meeting, except that without the approval of Holders of shares of Senior Preferred Stock, the Corporation may authorize and issue shares of Parity Securities the proceeds of which are used to redeem or repurchase, all shares of Senior Preferred Stock then outstanding.

(ii)     So long as any shares of the Senior Preferred Stock are outstanding, the Corporation shall not authorize or issue any class or series of Senior Securities without the affirmative vote or consent of the Holders of at least a majority of the outstanding shares of Senior Preferred Stock, voting or consenting, as the case may be, separately as one voting group, given in person or by proxy, either in writing or by resolution adopted at an annual or special meeting.

(iii)     So long as any shares of the Senior Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote or consent of the Holders of at least a majority of the outstanding shares of Senior Preferred Stock, voting or consenting, as the case may be, separately as one voting group, given in person or by proxy, either in writing or by resolution adopted at an annual or special meeting, amend, alter or repeal (whether by merger, consolidation or otherwise) any of the provisions of the Articles of Incorporation of the Corporation or of any articles amendatory thereof or supplemental thereto so as to (1) affect adversely any of the preferences, rights, powers or privileges of the Senior Preferred Stock or of the Holders thereof as such or (2) authorize the issuance of any additional shares of Senior Preferred Stock.

(iv)     The affirmative vote or consent of the Holders of at least a majority of the outstanding shares of Senior Preferred Stock, voting or consenting, as the case may be, separately as one voting group, whether voting in person or by proxy, either in writing or by resolution adopted at an annual or special meeting, may waive compliance with any provision of this Part C of this Article II.

(v)	Except as set forth in Sections 6(b)(i) and 6(b)(ii) above or in clause (2) of Section 6(b)(iii) above, (1) the creation, authorization or issuance of any shares of any Junior Securities, Parity Securities or Senior Securities, or (2) the increase or decrease in the amount of authorized capital stock of any class or series, including Senior Preferred Stock or any other series of Preferred Stock, shall not require the affirmative vote or consent of the Holders of Senior Preferred Stock and shall not, unless not complying with Sections 6(b)(i) or 6(b)(ii) hereof or clause (2) of Section 6(b)(iii) above, be deemed to affect adversely the preferences, rights, powers or privileges of the Holders of shares of Senior Preferred Stock.

(vi)	The Corporation shall not amend or modify any of the provisions of the Articles of Incorporation of the Corporation or of any certificate amendatory thereof or supplemental thereto so as to affect adversely any of the preferences, rights, powers or privileges of the Senior Preferred Stock, or waive compliance with any provision of this Part C of this Article II, unless such amendment, modification or waiver applies identically to all shares of Senior Preferred Stock.

(c)        In any case in which the Holders of shares of the Senior Preferred Stock shall be entitled to vote pursuant to this Section 6 or pursuant to Washington law or other applicable law, each Holder of shares of the Senior Preferred Stock shall be entitled to one vote for each share of Senior Preferred Stock held.

7.	Conversion.

The Holders of the Senior Preferred Stock shall have conversion rights as follows:

(a)        Right to Convert. Each share of Senior Preferred Stock shall be convertible, at the option of the Holder, at any time and from time to time, and without the payment of additional consideration by the Holder, into such number of fully paid and nonassessable shares of Corporation Common Stock as is determined by dividing the liquidation preference for such share of Senior Preferred Stock by the Conversion Price in effect at the time of conversion. The term “Conversion Price” shall mean (i) the average of the daily dollar volume-weighted average sale prices per share of Corporation Common Stock on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which Corporation Common Stock is then listed or quoted) for the 10 consecutive Trading Days ending on the Trading Day prior to the date of conversion as provided in Section 7(b), or (ii) the fair market value per share of Corporation Common Stock as determined by the Board of Directors if Corporation Common Stock is not listed or quoted on the New York Stock Exchange or another national securities exchange or automated quotation system. Notwithstanding the foregoing, the Conversion Price shall be no less than $0.50.

(b)        Mechanics of Conversion. No fractional shares of Corporation Common Stock shall be issued upon conversion of Senior Preferred Stock. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Corporation shall pay the fair market value cash equivalent of such fractional share as determined by the Board of Directors of the Corporation. For such purpose, all shares of Senior Preferred Stock held by each Holder shall be aggregated, and any resulting fractional share of Corporation Common Stock shall be paid in cash. Before any Holder of Senior Preferred Stock shall be entitled to convert the same into full shares of Corporation Common Stock, and to receive certificates therefor, such Holder shall surrender the Senior Preferred Stock certificate or certificates, duly endorsed, at the office of the Corporation or of any transfer agent for the Senior Preferred Stock, and shall give written notice to the Corporation at such office that such Holder elects to convert such shares.

The Corporation shall, as soon as practicable after delivery of the Senior Preferred Stock certificates, issue and deliver at such office to such Holder of Senior Preferred Stock, a certificate or certificates for the number of shares of Corporation Common Stock to which the Holder shall be entitled and a check payable to the Holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Corporation Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Senior Preferred Stock to be converted, and the person or persons entitled to receive the shares of Corporation Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Corporation Common Stock on the such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act, the conversion may, at the option of any Holder tendering Senior Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event the Holder entitled to receive Corporation Common Stock issuable upon such conversion of the Senior Preferred Stock shall not be deemed to have converted such Senior Preferred Stock until immediately prior to the closing of the sale of such securities.

(c)        Adjustment for Reclassification, Exchange, or Substitution. If the shares of Corporation Common Stock issuable upon the conversion of shares of Senior Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise, then and in each such event the Holder of each such share of Senior Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable, upon such reorganization, reclassification, or other change, by holders of the number of shares of Corporation Common Stock into which such shares of Senior Preferred Stock would have been converted immediately prior to such reorganization, reclassification, or change.

(d)        No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in carrying out of all the provision of this Section 7 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holders of the Senior Preferred Stock against impairment.

(e)        Reservation of Corporation Common Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Corporation Common Stock, solely for the purpose of effecting the conversion of the shares of the Senior Preferred Stock, such number of shares of Corporation Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Senior Preferred Stock; and if at any time the number of authorized but unissued shares of Corporation Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Senior Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Corporation Common Stock to such number of shares as shall be sufficient for such purpose.

8.	Restricted Payments.

(a)        The Corporation shall not, directly or indirectly, (i) declare or pay any dividend or make any other distribution in respect of shares of the Capital Stock of the Corporation, or any warrants, options or other rights to acquire shares of such Capital Stock, or (ii) make any payment (except to the extent made with Qualified Capital Stock) on account of the purchase, redemption or other acquisition or retirement for value of any of the Corporation’s Capital Stock, or any warrants, options or other rights to acquire shares of such Capital Stock (each of the foregoing actions set forth in clauses (i) and (ii) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto, the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Preferred Stock Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property) shall exceed the sum of (without duplication): (x) 50% of the cumulative Consolidated Net Income (taken as one accounting period) of the Corporation accrued during the period commencing on the first day of the first full fiscal quarter in which the Preferred Stock Issue Date occurs to and including the last day of the most recent fiscal period for which internal financial statements are available (or if cumulative Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus (y) 100% of the aggregate Net Cash Proceeds received by the Corporation from any Person (other than a Subsidiary of the Corporation) from a Capital Contribution or from the sale subsequent to the Preferred Stock Issue Date of Qualified Capital Stock of the Corporation. For purposes of this Section 8, the term “Restricted Payment” does not include (A) any dividend, distribution or other payment on or with respect to any Capital Stock of the Corporation, or any warrants, options or rights to acquire shares of such Capital Stock, to the extent payable solely in shares of Qualified Capital Stock, or (B) any dividend, distribution or other payment to the Corporation, or to any Subsidiary of the Corporation, by the Corporation or any of its Subsidiaries.

(b)        Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration; (2) repurchases of Capital Stock from the employees or directors (or their heirs or estates) of, the Corporation or any Subsidiary of the Corporation, upon the death, disability or termination of employment; (3) the declaration and payment of dividends to holders of any class or series of Disqualified Capital Stock issued after the Preferred Stock Issue Date; (4) any dividend, distribution or other payments by any of the Corporation’s Subsidiaries on its Capital Stock, or warrants, options or other rights to acquire such Capital Stock, that is paid pro rata to all holders of such Capital Stock, warrants, options or rights, as applicable; (5) (i) any legal defeasance, redemption, retirement, repurchase or other acquisition of Capital Stock of the Corporation with the Net Cash Proceeds received by the Corporation made within 60 days of the sale of its Qualified Capital Stock (other than to a Subsidiary), or (ii) any issuance of Qualified Capital Stock of the Corporation in exchange for, or the proceeds of which are used to purchase, any Capital Stock of the Corporation; (6) the repurchase of Capital Stock, or warrants, options or other rights to acquire such Capital Stock, deemed to occur upon the exercise of stock options, warrants or other convertible securities to the extent such Capital Stock, warrants, options or other rights represent a portion of the exercise price thereof; (7) the payment of dividends in cash on (or the purchase, redemption, exchange or other acquisition or retirement of) shares of the Senior Preferred Stock; and (8) any Restricted Payment on or with respect to any Senior Securities of the Corporation.

(c)        In determining the aggregate amount of Restricted Payments made subsequent to the Preferred Stock Issue Date in accordance with clause (2) of Section 8(a) hereof, amounts distributed pursuant to clauses (1), (3) and (7) of Section 8(b) hereof shall be included in such calculation, and amounts distributed pursuant to clauses (2), (4), (5) and (6) shall not be included in such calculation. For purposes of this Section 8, the amount of any Restricted Payment made or returned, if other than in cash, shall be the fair market value thereof, as determined in the good faith reasonable judgment of the Board of Directors, unless stated otherwise, at the time made or returned, as applicable.

(d)        Notwithstanding the foregoing, so long as any obligations are outstanding under the Credit Facility and the commitments to lend thereunder have not been terminated, any Restricted Payment prohibited pursuant to this Section 8 shall not be prohibited if and to the extent such payment would be allowed under the Credit Facility.

9.	Reports.

So long as any shares of Senior Preferred Stock are outstanding, the Corporation shall furnish to each Holder of shares of Senior Preferred Stock (at such Holder’s address as the same appears on the stock register of the Corporation): (a) as soon as available, but in any event within 120 days after the end of each fiscal year of the Corporation, a copy of the audited consolidated balance sheet of the Corporation and its consolidated Subsidiaries as at the end of such year and the related audited consolidated statements of income and of cash flows for such year, reported on without any qualification arising out of the scope of the audit, by the Corporation’s independent certified public accountants; and (b) as soon as available, but in any event not later than 45 days after the end of each of the first three quarterly periods of each fiscal year of the Corporation, the unaudited consolidated balance sheet of the Corporation and its consolidated Subsidiaries as at the end of such quarter and the related unaudited consolidated statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, certified by the Chief Executive Officer, the President, or the Chief Financial Officer of the Corporation as being fairly stated in all material respects (subject to normal year-end audit adjustments). All such financial statements shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with GAAP applied (except as approved by such accountants or officer, as the case may be, and disclosed in reasonable detail therein) consistently throughout the periods reflected therein and with prior periods.

10.	Preemptive Rights.

Except as may otherwise be provided by the Board of Directors, no Holder of any shares of Senior Preferred Stock shall have preemptive right to purchase, subscribe for or otherwise acquire any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities or such warrants, rights or options may be designated, issued or granted.

11.	Reissuance of Senior Preferred Stock.

Shares of Senior Preferred Stock that have been issued and reacquired by the Corporation in any manner, including shares purchased, redeemed, converted or exchanged, shall (upon compliance with any applicable provisions of the laws of Washington) have the status of authorized but unissued shares of Preferred Stock of the Corporation undesignated as to series and, subject to the provisions of Sections 6(b)(i) and 6(b)(ii) hereof and clause (2) of Section 6(b)(iii) hereof, may be designated or redesignated and issued or reissued, as the case may be, as part of any series of Preferred Stock of the Corporation; provided, that such shares may not in any event be reissued as Senior Preferred Stock.

12.	Business Day.

If any payment, redemption or exchange shall be required by the terms hereof to be made on a day that is not a Business Day, such payment, redemption or exchange shall be made on the immediately succeeding Business Day.

13.	Definitions and Interpretation.

(a)        Definitions. As used in this Part C of this Article II, the following terms shall have the following meanings, unless the context otherwise requires:

“Articles of Incorporation” means the Articles of Incorporation of the Corporation, including any amendments thereto.

“Board of Directors” means the Board of Directors of the Corporation.

“Business Day” means any day other than a Legal Holiday.

“Capital Contribution” means any contribution to the equity of the Corporation subsequent to the Preferred Stock Issuance Date for which no consideration (other than the issuance of Qualified Capital Stock) is given.

“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity or ownership interests of such Person.

“Cash Equivalents” means

(a)        direct obligations of, or obligations the principal and interest on which are unconditionally guaranteed by, the United States of America or obligations of any agency of the United States of America to the extent such obligations are backed by the full faith and credit of the United States of America, in each case maturing within one year from the date of acquisition thereof;

(b)        certificates of deposit maturing within one year from the date of acquisition thereof issued by a commercial bank or trust company organized under the laws of the United States of America or a state thereof, provided that (i) such deposits are denominated in Dollars, (ii) such bank or trust company has capital, surplus and undivided profits of not less than $100,000,000 and (iii) such bank or trust company has certificates of deposit or other debt obligations rated at least A-1 (or its equivalent) by Standard and Poor’s Ratings Group or P-1 (or its equivalent) by Moody’s Investors Service, Inc.;

(c)        open market commercial paper maturing within 270 days from the date of acquisition thereof issued by a corporation organized under the laws of the United States of America or a state thereof, provided such commercial paper is rated at least A-1 (or its equivalent) by Standard and Poor’s Ratings Group or P-1 (or its equivalent) by Moody’s Investors Service, Inc.;

(d)        any repurchase agreement entered into with a commercial bank or trust company organized under the laws of the United States of America or a state thereof, provided that (i) such bank or trust company has capital, surplus and undivided profits of not less than $100,000,000, (ii) such bank or trust company has certificates of deposit or other debt obligations rated at least A-1 (or its equivalent) by Standard and Poor’s Ratings Group or P-1 (or its equivalent) by Moody’s Investors Service, Inc., (iii) the repurchase obligations of such bank or trust company under such repurchase agreement are fully secured by a perfected security interest in a security or instrument of the type described in clause (a), (b) or (c) above and (iv) such security or instrument so securing the repurchase obligations has a fair market value at the time such repurchase agreement is entered into of not less than 100% of such repurchase obligations; and

(e)        shares of money market mutual or similar funds which invest exclusively in assets satisfying the requirements of clauses (a) through (d) of this definition.

“Common Stock” means, of any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock, and includes, without limitation, all series and classes of such common stock.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Subsidiaries (before preferred stock dividends and otherwise determined on a consolidated basis in accordance with GAAP) for such period; provided, that there shall be excluded therefrom (only to the extent included in computing such net income (or loss) and without duplication): (a) any net after-tax gain, loss, charge or expense which is either extraordinary (as determined in accordance with GAAP) or is either unusual or nonrecurring (including any restructuring charges and any gain, loss, charge or expense from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of any securities) as determined in good faith by the Corporation, it being understood and agreed that Item 10(e) of Regulation S-K under the Securities Act shall not constitute a limitation on any such determination, (b) the net income, if positive, of any Person, other than a Subsidiary, in which such Person or any of its Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such Person or a Subsidiary of such Person during such period, but in any case not in excess of such Person’s pro rata share of such Person’s net income for such period, (c) the net income, if positive, of any of such Person’s Subsidiaries to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Subsidiary, (d) the cumulative effect of a change in accounting principles, (e) any non-cash compensation expense realized from grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of the Corporation, (f) amounts resulting from currency fluctuations, and (g) any goodwill impairment charges pursuant to Financial Accounting Standards Board Statement No. 142.

“Conversion Price” has the meaning set forth in Section 8(a).

“Corporation” means InfrastruX Group, Inc., a Washington corporation.

“Corporation Common Stock” means Common Stock of the Corporation, par value $0.01 per share.

“Credit Facility” means that certain Credit Agreement dated as of November 3, 2006, as amended by the First Amendment to Credit Agreement dated as of September 28, 2007 and the Second Amendment to Credit Agreement, dated as of September 30, 2009 (and as amended, modified, extended, supplemented, and/or restated from time to time, the “Credit Agreement”), among the Corporation, as Borrower, the Other Credit Parties party thereto, the Lenders party thereto, as Lenders, and Credit Suisse, Cayman Islands Branch, as an Issuing Bank, the Swing Line Lender and the Administrative Agent together with the other Loan Documents (as such term is defined in the Credit Agreement).

“Disqualified Capital Stock” means, so long as any shares of Senior Preferred Stock are outstanding, (i) that portion of any Capital Stock (other than the Senior Preferred Stock) which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, (ii) any preferred stock of the Corporation that is issued for cash and is so designated as Disqualified Capital Stock, pursuant to an officer’s certificate on the issuance date thereof, and (iii) any Capital Stock, or warrants, options or rights to acquire shares of Capital Stock, of any Subsidiary of such Person other than common equity with no preferences, privileges, and no redemption or repayment provisions. Notwithstanding the foregoing, any Capital Stock that would constitute Disqualified Capital Stock solely because the holders of the Capital Stock have the right to require the Corporation to repurchase such Capital Stock upon the occurrence of a change of control shall not constitute Disqualified Capital Stock if the terms of such Capital Stock provide that the Corporation may not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Corporation’s purchase of the Senior Preferred Stock pursuant to Section 7 hereof.

“Dividend Payment Date” means January 1, April 1, July 1, and October 1 of each year following the Preferred Stock Issue Date.

“Dividend Period” means the Initial Dividend Period and, thereafter, each Quarterly Dividend Period.

“Earliest Redemption Date” means the earlier of: (i) the first date when all of the conditions in Section 7.06(d) of the Credit Agreement have been satisfied and (ii) six months after the date there are no obligations or commitments outstanding under the Credit Facility.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors acting reasonably and in good faith.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other statements by such other entity as approved by a significant segment of the accounting profession in the United States.

“Holder” means a Person in whose name a share of Senior Preferred Stock is registered.

“Initial Dividend Period” means the dividend period commencing on the Preferred Stock Issue Date and ending on the day before the first Dividend Payment Date to occur thereafter.

“Junior Securities” has the meaning set forth in Section 2 hereof.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in the City of New York are authorized by law, regulation or executive order to remain closed.

“liquidation preference” has the meaning set forth in Section 4(a) hereof.

“Net Cash Proceeds” means the aggregate amount of cash or Cash Equivalents received by the Corporation in the case of a sale of Qualified Capital Stock or a Capital Contribution and by the

Corporation and its Subsidiaries in respect of an Asset Sale plus, in the case of an issuance of Qualified Capital Stock upon any exercise, exchange or conversion of securities (including options, warrants, rights and convertible or exchangeable debt) of the Corporation that were issued for cash on or after the Preferred Stock Issue Date, the amount of cash originally received by the Corporation upon the issuance of such securities (including options, warrants, rights and convertible or exchangeable debt) less, in each case, the direct costs relating to such Asset Sale or issuance of Qualified Capital Stock, including, without limitation, legal, accounting, investment banking and other professional fees, and brokerage and sales commissions and any relocation expenses incurred as a result thereof incurred in connection with such Asset Sale or sale of Qualified Capital Stock, and, in the case of an Asset Sale only less (1) the amount (estimated reasonably and in good faith by the Corporation) of income, franchise, sales and other applicable taxes required to be paid by the Corporation or any of its respective Subsidiaries in connection with such Asset Sale in the taxable year that such sale is consummated or in the immediately succeeding taxable year, the computation of which shall take into account the reduction in tax liability resulting from any available operating losses and net operating loss carryovers, tax credits and tax credit carry-forwards, and similar tax attributes, (2) cash payments attributable to Persons owning an interest (other than a lien) in the assets subject to the Asset Sale, (3) any deduction of appropriate amounts to be provided by the Corporation as a reserve in accordance with GAAP against any liability associated with the asset disposed of in such transaction and retained by the Corporation after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction and (4) any holdbacks with respect to indemnification obligations or purchase price adjustments pending receipt thereof.

“Parity Securities” has the meaning set forth in Section 2 hereof.

“Permitted Holder” means InfrastruX Holdings, LLC.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof or other entity.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights over any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Preferred Stock Issue Date” means the first date on which shares of Senior Preferred Stock are originally issued by the Corporation.

“Qualified Capital Stock” means the Senior Preferred Stock and any other Capital Stock that is not Disqualified Capital Stock.

“Quarterly Dividend Period” means the quarterly period commencing on each January 1, April 1, July 1 and October 1 and ending on the day before the following Dividend Payment Date.

“Redemption Date” with respect to any shares of Senior Preferred Stock, means the date on which such shares of Senior Preferred Stock are redeemed by the Corporation.

“Redemption Notice” has the meaning set forth in Section 5(c)(i) hereof.

“SEC” means the Securities and Exchange Commission.

“Secondary Redemption Date” means the last Business Day of each month following the Earliest Redemption Date.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Senior Preferred Stock” means the Corporation’s 15% Senior Redeemable Convertible Cumulative Preferred Stock.

“Senior Securities” has the meaning set forth in Section 1 hereof.

“Subsidiary” with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Trading Day” means a day during which trading securities generally occurs on the New York Stock Exchange or, if Corporation Common Stock is not listed on the New York Stock Exchange, on the principal national securities exchange on which Corporation Common Stock is then listed or, if Corporation Common Stock is not listed on a national securities exchange, on the automated quotation system on which Corporation Common Stock is then authorized for quotation.

(b)        Interpretation. For the purposes of this Part C of this Article II: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the word “including” and words of similar import shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified, and (iii) the word “hereof” and words of similar import shall mean this Part C of this Article II.